March 28, 2025

Mina Sooch
Nominating Shareholder
Opus Genetics, Inc.
6894 Lakemont Circle
West Bloomfield, MI 48323

       Re: Opus Genetics, Inc.
           PREC14A Filed March 21, 2025
           Filed by Mina Sooch et al.
           File No. 001-34079
Dear Mina Sooch:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed March 21, 2025
General

1. On the preliminary proxy card and on pages 3 and 32, you indicate that the proxy card
       will be voted based on the Restore Value Slate   s recommendations if
the proxy card is
       properly executed and delivered, but does not specify voting instructions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.
2.     We note the following disclosure, which appears both on page 3 and page
37:
       "IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) 'FOR' AND/OR
       'WITHHOLD' BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS,
       ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE
       DEEMED INVALID." It is our understanding that only "FOR" votes are relevant when it comes to the possibility of invalidation. Please revise accordingly, or otherwise advise. In this regard, see the Company's disclosure on "over-votes," which
 March 28, 2025
Page 2

       appears on page 9 of the Company's preliminary proxy statement, as well as the related instruction on your own preliminary proxy card, which also suggests that only
       "FOR" votes are relevant.
Background to Solicitation, page 6

3.     We note your statement on page 16 that the Board has    failed to
articulate    the    full
       commercial potential    of the Viatris license agreement for Ryzumvi
despite    industry
       valuations by analysts and similarly situated competitors with a sole-focus on presbyopia, suggesting it could be worth hundreds of millions of
dollars.    Please
       revise to provide further support for the valuations referenced here, including the
       identities of the analysts and    similarly situated competitors
mentioned.
4.     We note your statement on page 17 that APX3330 is a    promising
late-stage asset.
       Please revise to provide further support for this statement and to reflect, if true, that
       APX3330 failed to meet its primary endpoint during its ZETA-1 Phase 2 clinical trial for diabetic retinopathy and that it has not been approved for Phase 3 clinical trials at this time.
Reasons for the Solicitation, page 10

5.     We note the following statement on page 15:    [T]he Board expanded the
C-suite from
       three to seven named executive officers, dramatically increasing overhead without a
       clear corresponding benefit to stockholders.    We also note the
reference to    two
       additional Named Executive Officers (SVP of Corporate Development and SVP of
       Finance)    on page 19. Please revise to clarify that you are referring
to the Company   s
          executive officers,    as defined in Rule 3b-7, and not its    named
executive officers,
       as defined in Item 402 of Regulation S-K, or otherwise advise.
Proposal One, page 24

6. Please revise this section to include Mr. Weber's present principal occupation and a description of his business experience over the past five years. See Items 5(b)(1)(ii)
       and 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. Proposal Two, page 33

7. We note that disclosure in this section indicates that "WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL," whereas the proxy card indicates that the Restore Value Slate "RECOMMENDS YOU VOTE 'FOR' PROPOSAL 2." Please revise to clarify whether you are making a recommendation
       on Proposal 2.
Votes Required for Approval, page 40

8. We note the disclosure in this section indicates that "[b]roker discretionary voting is permitted" on Proposal 2. Please revise to clarify that broker discretionary voting is not permitted if a stockholder receives proxy materials from the Restore Value Slate and the Company.
 March 28, 2025
Page 3
Solicitation of Proxies, page 42

9.     We note the following statement on page 42:    Solicitations may be made
by certain of
       the respective directors, officers, members and employees of Ms. Sooch .
.. . .    Since
       Ms. Sooch is a natural person, please revise to clarify the potential solicitors being referenced in this statement.
10. According to this section, the entire expense of soliciting proxies is being borne by
       Ms. Sooch. However, the description of the Group Agreement on page 27 indicates
       that the Participants have agreed to    share all expenses incurred in
connection with
       the Participant   s activities.    Please revise to clarify whether any
Participants other
       than Ms. Sooch are bearing the cost of the solicitation. See Item 4(b)(5) of Schedule
       14A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or David Plattner at
202-551-8094.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions